KB HOME
10990 Wilshire Boulevard
Los Angeles, California 90024
April 20, 2011
John Cash
Accounting Branch Chief
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-7010

Re:	KB Home Form 10-K for the fiscal year ended November 30, 2010 Filed January 31, 2011 File #1-9195
Dear Mr. Cash:
This letter responds to the comments of the staff (“Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in your letter dated April 11, 2011 regarding the Form 10-K for the fiscal year ended November 30, 2010 that we filed with the Commission on January 31, 2011 (the “Form 10-K”).
Below we have reprinted the comments from the April 11, 2011 letter in bold, followed by our responses.
Form 10-K for the fiscal year ended November 30, 2010
Consolidated Financial Statements
Note 14. Commitments and Contingencies, page 80
1.	We note your response to our prior comment two. Please explain to us how the line items: homes identified in 2009; homes identified in 2010; and revision to estimated repair costs, in the roll-forward provided in your letter dated March 8, 2011 reconcile to related captions in the overall warranty roll-forward provided in your Form 10-K. Also, please explain to us, and clarify in future filings, how you determined your overall warranty liability at each reporting date since August 31, 2009 was sufficient, particularly in light of the increases in the estimated repair costs related to homes you identified with defective drywall before and after that date. Please help us better understand how and why you essentially concluded that your general warranty liability was over-accrued.
Response:
In our Form 10-K (as in each of our periodic reports since our Quarterly Report on Form 10-Q for the quarterly period ending August 31, 2009), we supplemented the roll-forward table of our overall warranty liability with narrative disclosure of our warranty liability related to allegedly defective drywall material manufactured in China, an issue that has impacted several companies in the homebuilding industry. In assessing the sufficiency and reasonableness of our overall warranty liability, however, we do not evaluate in isolation the individual items that are covered within our overall warranty liability, such as estimated repair costs related to identified homes affected by the allegedly defective drywall material. Rather, in assessing our overall warranty liability, we evaluate the costs related to identified homes affected by the allegedly defective drywall material and other home warranty-related items on a combined basis. The separate roll-forward with respect to the allegedly defective drywall material that we included in our March 8, 2011 letter was prepared to illustrate our identification and estimation of repair costs related to affected homes, but it is not typically prepared or used in our assessment of our overall warranty liability.
The following table reconciles our estimated repair costs related to identified affected homes as set forth in our March 8, 2011 letter to the roll-forward table of our overall warranty liability included in our Form 10-K (in thousands):

	Estimated
	repair costs
	related to		Other estimated
	allegedly		warranty	Overall warranty
	defective drywall		obligations	liability (A)

Balance at November 30, 2008	$—		$145,369	$145,369

Warranties issued	—		6,846	6,846
Payments	(1,319)		(23,371)	(24,690)
Adjustments (B)	15,726		(7,502)	8,224

Balance at November 30, 2009	14,407		121,342	135,749

Warranties issued	—		5,173	5,173
Payments	(25,455)	(C)	(19,518)	(44,973)
Adjustments (B)	22,396	(D)	(24,357)	(1,961)

Balance at November 30, 2010	$11,348		$82,640	$93,988

(A)	Represents the overall warranty liability roll-forward included in our Form 10-K.

(B)	Based on our assessment of our overall warranty liability for sufficiency and reasonableness, we make adjustments to the overall warranty liability as necessary.

(C)	Comprised of $13,085 for homes under repair or repaired, but with costs remaining to be paid (unresolved), and $12,370 for homes with repairs completed and with all costs paid (resolved), as reflected in our March 8, 2011 letter.

(D)	Comprised of $14,284 for identified affected homes and an $8,112 revision to estimated repair costs, as reflected in our March 8, 2011 letter.
We estimate the costs that may be incurred under the warranties we provide on our homes and record a liability in the amount of such estimated costs at the time the revenue associated with the sale of each home is recognized. Our overall warranty liability is reduced as payments for actual warranty costs are made.
Our overall warranty liability is affected by various factors, including the number of homes sold, historical and anticipated rates of warranty claims, and costs per claim. Due to the judgments and projections used in estimating the warranty costs we may incur at the time homes are sold, our actual warranty costs may differ from those estimated. Among other events that could cause such differences are unanticipated changes in the legal environment, local weather, land or environmental conditions, quality of materials (such as drywall) or methods used in the construction of our homes, or our customer service practices.
On a quarterly basis, we assess our overall warranty liability for sufficiency and reasonableness and we make adjustments, as necessary, in a timely manner. Our assessment includes the review of our actual warranty costs incurred to identify trends and changes in our warranty claims experience, and considers our construction quality and customer service initiatives and outside events, such as the discovery of allegedly defective drywall material. Our primary assumption in assessing our overall warranty liability is that our historical warranty claims experience is a strong indicator of future claims experience. Through our quarterly sufficiency/reasonableness assessment process, we determine whether our overall warranty liability is an appropriate estimate or needs to be adjusted.
We do not believe our overall warranty liability was over-accrued in the reporting periods covered by our Form 10-K. Based on our assessments of our overall warranty liability for sufficiency and reasonableness at each covered reporting date, we concluded that our overall warranty liability was an appropriate estimate. While we have considered the repair costs related to identified homes affected by the allegedly defective drywall material in conjunction with our quarterly assessments of our overall warranty liability since the third quarter of 2009, we have throughout the same period also experienced favorable trends in our actual warranty costs incurred with respect to other home warranty-related items. We believe these favorable trends reflect our ongoing focus on construction quality and customer service, among other things. Thus, although our overall warranty liability has decreased — in part because of the payments we have made to resolve repairs on identified affected homes and in part due to a decrease in the number of homes we have sold in the past several years — it represented an appropriate estimate at the end of each reporting period. Therefore, we determined that our overall warranty liability at each reporting date since August 31, 2009 was sufficient and reasonable.
In future filings (as applicable), we will clarify how we have determined that our overall warranty liability has been sufficient in light of the estimated repair costs related to identified affected homes.
Note 15. Legal Matters, page 81
2.	We note your response to our prior comment three and have the following additional comments:
(A)	We note you provided your estimate of the fair value of the South Edge land you may acquire on a per acre basis. Please also provide us the total fair value amounts at November 30, 2009 and 2010 and at February 28, 2011 based on the number of acres you may acquire.

(B)	Please provide us a more specific and comprehensive discussion regarding how you determined that the fair value of the South Edge land decreased from $138,000 per acre at November 30, 2010 to $127,000 per acre at February 28, 2011. In this regard, it is unclear if the decrease is reflective of the costs you would incur to develop the land and build and sell houses on the land.

(C)	Please clarify how and why you determined that selling the land without further development was no longer an alternative strategy.

(D)	Please provide us a more specific and comprehensive discussion regarding how you considered local market conditions in determining whether residential development at South Edge was a feasible strategy. In this regard, please address the significant assumptions you used including the timeframe for development and anticipated selling prices and compare those assumptions with current market conditions.
Response:
For clearer presentation, we have formatted our response with lettered paragraphs and have substituted in the above comment corresponding letters for the bullet points in the April 11, 2011 letter.
(A)	Total Fair Value of South Edge Land. At November 30, 2009 and 2010, the total fair value of the 458 acres expected to be acquired from South Edge was $60.5 million ($132,000 per acre) and $63.2 million ($138,000 per acre), respectively. At February 28, 2011, the total fair value of the 592 acres expected to be acquired from South Edge was $75.2 million ($127,000 per acre). The total fair value at February 28, 2011 was based on a larger number of acres than at November 30, 2009 and 2010. The increased acreage primarily reflected our determination at February 28, 2011 that it was probable that we would, due to the February 3, 2011 court decision to enter an order for relief on the Chapter 11 involuntary bankruptcy petition filed against South Edge and as a proponent of a bankruptcy court-approved plan of reorganization for South Edge (a “Supported Plan”), (i) acquire, pursuant to such a Supported Plan, a portion of South Edge land that had initially been allocated to two original South Edge members that declared bankruptcy in 2008, and (ii) be able to increase the amount of South Edge land that would be developable for residential construction pursuant to a revised development plan for the South Edge project that would be implemented under such a Supported Plan. Please note that while we believe it is probable that we will become a proponent of a Supported Plan, we continue to support South Edge’s appeal of the entry of the orders for relief and appointing a trustee. In addition, we are appealing those orders and are seeking to have them reversed. By engaging in discussions that may result in our being a proponent of a Supported Plan, we are not waiving the right to challenge the orders that are the subject of the appeal.

(B)	Fair Value Estimates of the South Edge Land at November 30, 2010 and February 28, 2011. Our fair value estimates of the South Edge land at both November 30, 2010 and February 28, 2011 considered the facts and circumstances surrounding the South Edge project that were known to us at each respective date. As discussed in our March 29, 2011 letter to you, we estimated the per acre fair value of the South Edge land at November 30, 2010 assuming that our share of the land would be sold to third parties without further development (the “Land Sale Strategy”). Consistent with this view, we estimated the fair value of the South Edge land at November 30, 2010 based on comparable land sales in the local market. This approach yielded an estimated fair value of $138,000 per acre.

At February 28, 2011, as discussed below in paragraph (C), we assumed that our share of the South Edge land would be developed, homes would be built and sold on most of the land and the remainder of the developed land would be sold to third parties (the “Development Strategy”). Based on this view and using a present value methodology, we estimated the fair value of the South Edge land to be $127,000 per acre. The decrease in the estimated per acre fair value at February 28, 2011 compared to the estimated per acre fair value at November 30, 2010 resulted from several factors. One important factor behind the decrease was the February 3, 2011 court decision to enter an order for relief on the Chapter 11 involuntary bankruptcy petition filed against South Edge and to appoint a trustee for South Edge and the consequences that flow from that event (assuming that appeal of the court decision is not successful). Resolving and concluding the bankruptcy process is expected to delay the development of the South Edge land and to add costs that would not otherwise have been incurred in the development process. Given the size, complexity and long-term nature of the South Edge project, the anticipated delay and additional cost negatively impacted our cash flow projections and fair value estimate at February 28, 2011. Our per acre fair value estimate of the South Edge land at February 28, 2011 also reflected our consideration of the probable implementation of a Supported Plan, which is anticipated to include a revised development plan for the South Edge project that is more appropriate for current market conditions and consumer preferences. On balance, the net impact of these items yielded a decrease in our per acre fair value estimate for the land at February 28, 2011 as compared to our per acre fair value estimate at November 30, 2010.

(C)	South Edge Land Development Strategy. The probable outcomes of the February 3, 2011 court decision, in conjunction with our assessments of its feasibility (as discussed below in paragraph (D)), form the basis for our view that the Development Strategy is the most probable strategy for our share of the South Edge land. The previously considered Land Sale Strategy was based on two key assumptions: (a) that South Edge would be able to pay off the Loans at a discount in a privately-negotiated settlement with the administrative agent for the lenders (as discussed in our

March 29, 2011 letter), and could do so relatively quickly once key terms were agreed upon, and (b) that differing objectives, capabilities and financial strength among the members of South Edge would make reaching an agreement to pursue the Land Sale Strategy more practical than agreeing on a revised multi-year development plan for the South Edge project. The court decision increased the cost and complexity of these matters and forced a re-evaluation of our assumptions, which led us to consider the Development Strategy as the most probable strategy for the South Edge land. Because of the court decision, any resolution of the Loans with the administrative agent for the lenders must be made in the bankruptcy process, and it will be slower and more costly than the privately-negotiated settlement that was considered possible prior to the court decision. Likewise, any disposition of South Edge assets must be made under bankruptcy court supervision, will involve multiple constituencies, and will require more time and cost than was previously considered. In this changed environment, in which there must be multiple party collaboration and bankruptcy court involvement, there are more incentives and fewer disincentives to reaching agreement on improvements in the development plan for the South Edge project, and to enhance the project’s governance, in order to maximize its value. Thus the Land Sale Strategy, which was relatively simpler and more feasible than the Development Strategy before the court decision, has in our view become less attractive than the Development Strategy after the court decision.

As we reported in our Quarterly Report on Form 10-Q for the quarter ended February 28, 2011, with the court decision, we believe it is probable that we will either (i) pay an amount to the administrative agent for the South Edge lenders under the Springing Guaranty (although we believe there are potential offsets or defenses to minimize its enforcement), and assume the lenders’ lien position with respect to our share of the South Edge land, or (ii) acquire our share of the South Edge land as a part owner of a newly created entity that will acquire all of the South Edge land through a Supported Plan. If we are one of the proponents of a Supported Plan, which we consider the most likely outcome, we believe, based on our discussions with certain other South Edge members, that such a Supported Plan will provide an opportunity (a) to revise the current development plan for the South Edge project in ways that better reflect current market conditions and consumer preferences, (b) to enhance project governance with a smaller group of members that share a common interest in the way the South Edge land is developed, and (c) to address the ownership and development of South Edge land that was initially allocated to the two original members of South Edge that declared bankruptcy in 2008 (as noted in our March 29, 2011 letter). Under a Supported Plan outcome, we anticipate that we will acquire a portion of this South Edge land initially allocated to the bankrupt original South Edge members.

Therefore, for the above reasons, as of February 28, 2011 and up through the date of this letter, we no longer view the Land Sale Strategy as a probable alternative strategy for the South Edge land.

(D)	Consideration of South Edge Local Market Conditions. Under our operational business model, we consider geographic areas for potential land acquisitions and assess the viability of developing residential communities based on ongoing periodic surveys of both new and resale homebuyers, analyses of demographic, employment and other relevant statistical studies, and other research and forward planning activities. Based on the results of such activities and our nearly 20 years of homebuilding experience in the southern Nevada market where the South Edge project is located, we considered at February 28, 2011 and believe as of the date of this letter that there will be sufficient demand for new residential construction in this land-constrained area to support our pursuing the Development Strategy over the expected development timeframe for the South Edge land. Among other factors, this view is based on the generally favorable home sales activity we have experienced at the South Edge project and at our other new home communities located nearby. There are also new home communities within and near the South Edge project operated by other homebuilders that we believe are performing relatively well. Taking the foregoing into account, we therefore considered at February 28, 2011 and believe as of the date of this letter that the Development Strategy represents a feasible strategy.

The assumptions and judgments we used in estimating the per acre fair value of our share of the South Edge land at February 28, 2011 related to a number of items, including anticipated product design offerings, estimates of average selling prices, estimates of potential future home sales and cancellation rates, and anticipated land development, construction and overhead costs. These assumptions and judgments were largely grounded in our assessment of current market conditions gained from our recent and continuing development and home sales activity experience at the South Edge project and at our other nearby new home communities. That is, we assumed that we would offer multiple home design options that are similar to our current offerings in the market, and therefore used the average selling prices and construction costs for our current products as a baseline. To reflect the expected 15-year development timeframe for the South Edge land (which includes the additional land anticipated to be acquired under a Supported Plan and the anticipated delay in development stemming from the South Edge bankruptcy proceedings), we applied an assumed appreciation factor to both revenues and construction costs to reflect our projections of future market conditions until the final home is sold. Our projections consider that future market conditions will improve relative to current market conditions as we expect the southern Nevada market to recover from the historically severe deterioration it has experienced in the past few years. In summary, our assumptions and judgments used in our estimate of the per acre fair value of our share of the South Edge land at February 28, 2011 were consistent with our expectations for our communities within and near the South Edge project and reflected known facts and circumstances regarding current market conditions, our experience in building homes in the southern Nevada market, and future projections that we considered to be reasonable.
*     *     *
We acknowledge that:
•	We are responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	We may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
We believe this letter appropriately responds to each of the Staff’s comments and questions. If you have any further questions or comments, please do not hesitate to contact me at 310-231-4014, Brian J. Woram, our Executive Vice President, General Counsel and Corporate Secretary, at 310-231-4040, or William R. Hollinger, our Senior Vice President and Chief Accounting Officer, at 310-231-4028.

Sincerely,
/S/ JEFF J. KAMINSKI
Jeff J. Kaminski
Executive Vice President and Chief Financial Officer

cc:	Tricia Armelin, Staff Accountant
Anne McConnell, Senior Staff Accountant
(U.S. Securities and Exchange Commission)

Brian J. Woram, Executive Vice President, General Counsel and Corporate Secretary
William R. Hollinger, Senior Vice President and Chief Accounting Officer
(KB Home)